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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934



                        DELTA CAPITAL TECHNOLOGIES, INC.
                 (Name of Small Business Issuer in its Charter)


           Delaware,  USA                              98-0187705
    (State of Other jurisdiction of               (IRS Employer ID No.)
     incorporation or organization


                         SUITE 255, 999 - 8TH STREET, SW
                         CALGARY, ALBERTA T2R 1J5 CANADA

                    (Address of Principal Executive Offices)

                                 (403) 244-7300
                (Issuer's Telephone Number, Including Area Code)




Securities registered pursuant to Section 12(g) of the Act:

   Title of Each Class                Name of each exchange on which registered
 ----------------------               -----------------------------------------
   Common Shares                      N/A

Securities registered pursuant to Section 12(g) of the Act: Common Shares with a
par value of $0.001                                         --------------------
-------------------

Exhibit index is included on page 27.
                                  --


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


                                   FORM 10-SB
                   For the Fiscal Year Ended December 31, 1998
                         And Period Ended July 31, 1999

                                TABLE OF CONTENTS

          ITEM 1 - DESCRIPTION OF BUSINESS
            Summary......................................................................4
            The Products.................................................................5
            Applications.................................................................6
            Market Potential.............................................................6
            Marketing Strategy...........................................................7

          ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR
                           PLAN OF OPERATION.............................................13
            Delta Products...............................................................15
            Revenue......................................................................15
            General and Administrative Expense...........................................16
            Net Loss From Operations.....................................................16
            Loss of Abandonment of Equipment.............................................16
            Litigation Settlement........................................................16
            Net Loss.....................................................................16
            Accounts Receivable..........................................................16
            Property and Equipment, Net..................................................16
            Prepaid Rent.................................................................16
            Employee Receivables.........................................................16
            Intanglible Assets...........................................................16
            Accounts Payable.............................................................16
            Accrued Payables.............................................................17
            Accrued Liabilities..........................................................17
            Current Assets...............................................................17
            Property and Equipment, Net..................................................17
            Convertible Demand Notes Payable - Related Parties...........................17
            Common Stock and Capital In Excess of Par....................................17
            Accumulated Deficit..........................................................17
            Liquidity and Capital Resources..............................................17
            Year 2000 Issues.............................................................17
            Need for Additional Financing................................................17

          ITEM 3 - DESCRIPTION OF PROPERTY...............................................17

          ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICAL OWNERS
                          AND MANAGEMENT
            Security Ownership of Certain Beneficial Owners..............................18

          ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS
                           AND CONTROL PERSONS...........................................19
            Section 16(a) Beneficial Ownership Reporting Compliance......................20

          ITEM 6 - EXECUTIVE COMPENSATION................................................20
            Pension Plans................................................................20
            Compensation of Directors....................................................21
            Executive Compensation.......................................................21
            Option Grants in Last Fiscal Year............................................21

          ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS........................21



          ITEM 8 - DESCRIPTION OF SECURITIES
            Common Stock.................................................................22
            Transfer Agent and Registrar.................................................22


                                     PART II

          ITEM 1 - MARKET PLACE AND DIVIDENDS OF THE COMPANY'S
                           COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
            Market Information...........................................................22
            Options Exercised............................................................23
            Warrants Exercised...........................................................23

          ITEM 2 - LEGAL PROCEEDINGS.....................................................23

          ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                           ACCOUNTING AND FINANCIAL DISCLOSURE...........................23

          ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES...............................23

          ITEM 5 - INDEMNIFICATION OF DIRECTORS AND OFFICERS.............................25

          FINANCIAL STATEMENTS...........................................................25

          EXHIBITS.......................................................................26

          SIGNATURES.....................................................................26



                                     PART I


ITEM 1 - DESCRIPTION OF BUSINESS

SUMMARY

DELTA CAPITAL TECHNOLOGIES, INC. ("Delta" or the "Company") was incorporated under the laws of Delaware on March 4, 1998. The Company originally had authorized share capital of 1,500 common shares with a par value of $0.001, however, on April 27, 1998 the Company filed an amendment to its Certificate of Incorporation increasing its share capital to 25,000,000 common shares with a par value of $0.001 per share. On March 15, 1999 the Company underwent a one for four stock split bringing the total number of shares issued and outstanding from 2,200,000 to 8,800,000 shares issued and outstanding. As at September 8, 1999 there were 14,100,000 common shares of the Company issued and outstanding. The Company's principal business office and registered and records office is at Suite 255, 999 - 8th St. SW Calgary, AB T2R 1J5 Canada.

The Company is in the business of providing e-Business software and support services.

Between March 4, 1998 and June 1, 1999 the Company's focus was directed towards assessing various potential acquisition targets consisting of companies involved in the development of businesses and technologies in the Internet related field. During that period the Company spent minimal funds conducting its assessment of various businesses and the funds required for administration of the Company during fiscal years ended December 31, 1998 and subsequent months came from funds raised from initial investors.

On June 1, 1999 the Company acquired the rights to an exclusive worldwide license to the relBuilder Enterprise Suite of business intelligent e-Commerce and e-Business software (the "Software") from 827109 Alberta Ltd. ("AltaCo"), an Alberta, Canada based private company pursuant to a License Agreement dated June 1, 1999 between the Company and AltaCo, as amended by a Letter Agreement dated September 2, 1999 (the "License Agreement"). The License Agreement allows the Company to distribute licenses for the Software through sub-licenses. The
Company is responsible for the funding, the creation and management of a distribution network for the Software, the ongoing development of the Software and any future products or services it acquires. The License Agreement , requires the Company to pay to AltaCo a non-refundable lump sum license fee of $50,000 by November 1, 1999, $20,000 of which has already been paid by the Company. The Software application includes modules for e-Commerce, e-Project Management, e-Customer Services, e-Document Assembly, e-Contact Management, e-Business Intelligence and e-Back office and a Core Technology which models business rules and relationships. Under the License Agreement, the Company is required to pay a royalty payment of 15% of net sales with minimum amounts of C$50,000 in the first year, C$200,000 in the second year, and C$300,000 in the third year (the "Royalty Payments"). The term of the License Agreement is for three years commencing June 1, 1999 and upon expiration of the term, the Company may renew the License Agreement for an unlimited term for the sum of one ($1.00) dollar.

AltaCo acquired its rights to the Software pursuant to a Licensing Agreement dated June 1, 1999, as amended by Letter Agreement dated September 2, 1999, between AltaCo and SiCom

Solutions Inc. ("SiCom"), a company incorporated pursuant to the Alberta Business Corporations Act (the "SiCom License Agreement"). The terms of the SiCom License Agreement mirror the terms of the License Agreement and require AltaCo to pay C$50,000 to SiCom as a non-refundable license fee by November 1, 1999, C$20,000 of which has already been paid. Under the SiCom License Agreement, AltaCo is required to pay SiCom royalty payments in the amount of 15% of net sales with minimum amounts of C$50,000 in the first year, C$200,000 in the second year and C$300,000 in the third year. The term of the SiCom License Agreement is for three years commencing June 1, 1999 and upon execution of the term, AltaCo may renew the SiCom License Agreement for an unlimited term for the sum of one ($1.00) dollar.

Pursuant to an agreement dated June 1, 1999 between the Company and AltaCo (the "Share Exchange Agreement") the Company agreed to issue to AltaCo 5,000,000 shares of the Company in exchange for 5,000,000 shares of AltaCo. The exchange of the shares was completed on September 9, 1999.

As a result of the shares of AltaCo issued to the Company pursuant to the Share Exchange Agreement, the Company became the largest single shareholder of AltaCo, which will continue with the research, and development of the Software and its application.

THE PRODUCTS

The Software has three distinct areas of business.

     o    the   "Store   Front",   or   traditional   marketing,    advertising,
          merchandising and customer attraction processes.

     o the "Front Office", where the customer does business, retrieves information, receives customer service, and downloads products and upgrades.

     o the "Back Office", where a customer manages its financial affairs, inventory, warehousing, manufacturing and engineering.

The Software includes a Front Office solution for prospects, customers, and sales- and support-oriented information management that is geared to a customer-focused information system dedicated to communication with the client company's Back Office business systems. Effective communication between Front Offices and Back Offices is accomplished through a secure information exchange hub that is Electronic Data Interchange-capable (EDI-capable). The Front Office systems create EDI data and post it to a secure e-mail box. The Back Office systems fetch and deliver secure mail to the electronic data interchange. The common information for both Front Office and Back Office users is managed as part of the Basic Business Information system (BBI). Security of the BBI is managed through the relational database and the establishment of roles (customer, guest, sales person) and responsibilities (read, update, print). All AltaCo products are integrated with various high-end software applications for Back Office accounting and financing, document management systems, and Store Front builders.

APPLICATIONS

The relBuilder e-Business suite includes six key enterprise-class applications:

ENTERPRISE COMMERCE APPLICATION: Whether for online or in-store sales, the Company's enterprise e-Commerce application provides merchants with the ability to effortlessly implement cross selling, up selling, product dependencies, product interactions, comparative shopping, competitive shopping, and consumer shopping assistance wizards. Using this application, merchants and organizations have the ability to apply the technology to the on-line and in-store presentation of product information that begins the customer relationship before human contact is made. This technology can operate on a standalone basis or can enhance other leading e-Commerce solutions.

BACK OFFICE APPLICATION: The Back Office Application integrates existing general ledger, accounts receivable and payable, inventory, warehouse and other related back office functions with the Core Technology utilizing IBM's new "San Francisco" architecture.

ENTERPRISE DOCUMENT ASSEMBLY APPLICATION: The Document Assembly Application is a powerful content manager and document assembly tool that maximizes re-use of corporate information by bringing together data that is usually scattered across the enterprise in countless systems. The assembly of data can be used for everything from contract building, to information portal construction and management, to dynamic document creation and presentation.

ENTERPRISE PROJECT MANAGEMENT APPLICATION: The Project Management Application is equipped to handle cross-project resource analysis, cross-project roll-ups of complex costing and estimating functions and integrates with leading GroupWare (such as Microsoft Exchange or Lotus Notes) to provide project-based calendaring and scheduling. The Application provides a real-time graphical presentation of underlying data, and the user interface changes to intelligently reflect additions or deletions in the data.

ENTERPRISE CUSTOMER SERVICE APPLICATION: The Customer Service Application has the ability to map complex call requirements, implement sophisticated operational logic and can even integrate with a web server to allow for web-based customer self-service or call center operations within an office, a community or across the globe.

ENTERPRISE CONTACT MANAGEMENT APPLICATION: The Contact Management Application integrates with leading directory servers (such as Microsoft Exchange, Lotus Notes, and Netscape Directory Server) to enable highly complex mapping of names, addresses, companies, contact information, corporate hierarchies, active and non-active projects, and histories.

MARKET POTENTIAL

To progress through the stages of e-Business evolution, management of the company believes that companies need innovative products and professional services to help them along. According to leading research firms, worldwide demand for e-Business related software products will experience up to four times the growth from now to year 2002, when it will reach $20 billion (USD)/year. Similarly, the e-Business related services markets will reach an estimated $300 billion (USD)/year. (Sources: International Data corporation, The Gartner Group, The Yankee Group, and Information Week)

MARKETING STRATEGY

The marketing plan is characterized by "the whole being greater than the sum of the parts". The Company's marketing strategy will be to build the business from two perspectives, focusing simultaneously upon both the mass-market of micro companies, and upon those larger corporations who were far-sighted and innovative enough to anticipate and prepare for the emerging trend towards of e-Business-intelligent solutions. The plan is predicated upon Delta's ability to offer a range of pertinent, target-specific skills at affordable prices, while providing excellent personal and corporate growth for its partners and team members. The e-Commerce mass-market sector of the Company's activities is designed to provide assisted integration of e-Commerce to an existing web site, and it permits Delta's clients to either carry out the conversion in-house, using their own personnel, or to use a Commercial Service Provider ("CSP"). Delta personnel anticipate that as soon as a client becomes comfortable with e-Commerce, the ensuing move to the extended services of e-Business will follow. Delta's marketing and implementation strategy is prepared for that anticipated growth, and the Company has staff and experienced consultants who are skilled in Enterprise e-Business Intelligence and familiar with the growing Enterprise Project Management marketplace.

The marketing strategy has three distinct but connected opportunities:

o To capitalize on the e-Commerce marketplace as it enters the mass-market phase with the same explosive growth as the Website wave of 1997-98.

o To exploit the emerging e-Business marketplace, using the full Enterprise Business Management Suite and (PSO) Professional Service Organization methods. This will entail Core Technology marketing of the Enterprise Business Management Suite as a software engine technology for industry leaders.

o To coordinate and amalgamate and influence all marketing programs use the Enterprise Business Management Suite as the software foundation. The marketing plan objective is to offer a continuum of applications software and services, a migration path for early e-Business adopters, and multiple entry points for any business from micro-businesses to Fortune 500 companies.

Each marketing program requires a different level of technical and marketing expertise. The programs include:

o A Direct Marketing program where Delta will set-up or acquire full service e-Business and e-Commerce groups in strategic worldwide locations. The Direct Marketing model uses Professional Service Organization (PSO) methods and will manage an in-house Commercial Service Provider (CSP).

o A Network-Franchise model designed to exploit a niche in the Internet Service Provider (ISP) market permitting the building of a more profitable network by converting the ISPs to Commercial Service Providers (CSPs). The resulting network will become the distribution channel for the Enterprise Business Management Suite and other Delta technology acquisitions.

o Core Technology - (OEM) Original Equipment Manufacturing, where the Enterprise Business Management Suite is on its way to becoming an imbedded technology in a bigger software solutions.

Target Market: Professional Service Organizations (PSO)

While the objective of the PSO market is to work with Fortune 1000 companies for the obvious market recognition, Delta's marketing plan also calls for entry into the equally significant but broader-based marketplace called Trading Partner Networks (TPNs). TPNs have the full spectrum of companies, from large Fortune 1000 to Fortune 1,000,000, that supply or do trade amongst themselves. TPNs cover the gamut of industry, including oil and gas suppliers and operators, industrial manufacturers, home builders, renovators and maintenance companies, and product distribution companies.

The Personal Service Organizations (PSO) market, while numerically smaller, generates larger numbers of client and server licenses, and requires larger and more detailed maintenance-upgrades and much larger technical integration services.

(PSO) personnel will use Delta products to build a clearer idea or concept with their customers through implementation and support. The objective is customer self-sufficiency, not customer dependency. The difference Delta makes, as compared to competitors such as Razorfish, IXL and Scient, is that Delta owns the Enterprise Business Management Software foundation that it uses in the professional services engagement process. Delta will deliver more than an e-Business site; it will use the PSO's professional services to deliver a technology-supported process, along with the necessary training and integration to make the client company self-sufficient in the use of business-intelligent software and systems. One of the techniques Delta employs includes the use of dedicated web space (in the form of a project portal) to coordinate ideas, estimates, decisions and progress, and to encourage client participation using Delta's product and its call center to manage suggestions, improvements and feedback.

Target Market Channels: Commercial Service Providers (CSP)

Delta's marketing strategy is characterized by a tight focus on two significant targets:

PARTNER PROGRAM: Delta is building a network of e-Commerce and e-Business knowledgeable consultants and solutions providers. The Partner Program will roll out a products and services package through established contacts and clients in key North American markets. The Partner Program relies upon the high number of consultants with local appeal, clients and expertise. This program has both a strategic geographic and a vertical market focus. On a geographic basis, Delta plans to penetrate the top 23 American and Canadian markets through its Partner Program over the course of the next 24 months with its first target markets being Seattle and Vancouver. Delta is currently pursuing vertical markets such as Healthcare, Education, Software Development, Oil and Gas, and Industrial Manufacturing. This program also envisions a Network-Franchise model designed to exploit a niche in the Internet Service Provider (ISP) market permitting the building of a more profitable network by converting the ISPs to Commercial Service Providers (CSPs). The resulting network will become the distribution channel for the Enterprise Business Management Suite and other Delta technology acquisitions.

CORE TECHNOLOGY PROGRAM: Delta is working with key allies and is seeking additional affiliations with major e-Commerce and e-Business organizations to market its relBuilder technology. Delta believes there is substantial further opportunity to pursue this Core Technology marketing strategy. The marketing of the Core Technology began with the company's IBM "San Francisco" technology Fast Start award and the participation in the June 1999 "Java One" conference where significant contacts were made with IBM, Sun Microsystems, Oracle and other companies with the potential to form strong strategic alliances.

The strategy is predicated upon Delta's ability to offer a range of pertinent, target-specific software and services at affordable prices, while providing excellent personal and corporate growth for its partners and team members.


Target Market Channels: Electronic Business Management

While the Internet offers incredible opportunity to get a message to a potential customer there is still a very real "gap" between the excitement and promise of the Internet and measurable business and commercial reality. The Delta business process model has three distinct areas in which the company intends to address and resolve this situation, eliminating that gap completely:

     o the Store Front, or traditional marketing, advertising, merchandising and customer attraction processes.

     o    the  Front  Office,  where  the  customer  does  business,   retrieves
          information, receives customer service, and downloads products and upgrades.

     o the Back Office, where the company manages its financial affairs, inventory, warehousing, manufacturing, and engineering.

Delta has identified a need to combine the power of the systems between the Front Office and existing Back Office business applications software. The Enterprise Business Management Suite bridges "The Gap" by providing Front Office systems for managing, organizing and distributing information in support of customer sales and support processes, and a method for the Front Office software to link to the Back Office.

While management software is not new, Delta's unique software, when compared with that of competitors such as SAP, Oracle, Baam, PeopleSoft and Seagates, has a more attractive price point and has the additional customer advantages of being faster and offering a higher degree of security. Delta's product range will appeal to a much broader and prolific target market than competitive products, thanks to its more versatile, state-of-the-art design and its ease of integration with existing systems.

An analysis of data provided by the US department of Trade & Commerce indicates that the target market which Delta was formed to exploit represents one million businesses in the U.S. and Canada, roughly 20% of the five million businesses in operation.

Typically, new client companies in the mass market micro business range represent a revenue opportunity to Delta of $10K to $15K in their first year, growing to $50K the following year and then to $75K per year in their third year of operation. This results in an overall market potential, which ranges from roughly $10 billion per year, growing to over $60 billion annually within three years, as more companies acquire Internet technology and become more sophisticated with their electronic business programs.

It is clear that the Company's strategy of offering a unique set of products, services and integration solutions to an electronic business marketplace, which is expanding exponentially, in both the horizontal and vertical directions, positions it strategically to achieve a high, level of financial success.

Target Market Channels: Other Equipment Manufacturers (OEM)

The OEM market builds client and server licenses bundled with their product software and/or hardware. OEM manufacturers include companies like Oracle, Sun, IBM or Microsoft. The Core Technology marketing slot within this framework is potentially a very lucrative opportunity, but it entails a very real need for Delta to establish working contracts with entities like IBM, Sun, Microsoft, Oracle and a host of software integrators, and marketing to such mammoth groups requires patience, persistence and timing. Given all of those, however, the actual investment in time and money is expected to be modest, and part of an overall technology branding exercise. The win for Delta can be enormous if the company's technology is adopted and used by a big-name organization. Management believes there is no impediment to pursuing the Core Technology marketing strategy. None of the company's current financial projections envisions a win in this particular marketing venture.

The marketing of the Delta Core Technologies began in earnest with the company's IBM San Francisco Fast Start win, and its participation in the June, 1999, Java One conference, where company representatives made excellent contacts within IBM, Sun Microsystems and Oracle, leading to more in-depth meetings during the ensuing quarter. (Refer to the technology section for additional details.)

Competition

Unlike its competition, Delta has adopted a corporate policy of accommodating itself to each Client company's existing Back Office systems, selectively integrating those systems on the web, rather than replacing the entire Back Office and Front Office systems. This approach translates into client loyalty through long-term, high-value, reference-generating relationships. Also unlike its competition, Delta does more than just offer e-Business services to its clients. The key to Delta's approach is the facility it affords its clients to use Delta's own high-level, broad-appeal, enterprise-scale, innovative, and powerful e-Business software. Delta's software has been designed with off-the-shelf, plug-and-play, mass-market appeal in mind, and that translates into explosive, multi-billion-dollar revenue growth potential for Delta, as the demand for e-Business products escalates.

Client benefits from using Delta software and services include: New competitive advantages in the coming millennium by means of:

     o    expanded global markets

     o    greatly enhanced customer service levels

     o    cost efficiencies

     o    increased operational leverage

     o    a better understanding of complex business environments.

 Delta's software, and its services, is designed for rapid implementation times and low total costs of ownership, yielding maximum returns on investment for Delta's clients.

An analysis of the following major players in the (ERP) Enterprise Resource Planning industry is:

Microforum (TSE:MCF), IXL (NASD:IIXL), Razorfish (NSAD:RAZF), Scient (NASD:SCNT), Proxicom (NASD:PXCM). These e-Business solutions providers, unlike Delta, do not have a developed product that they use to implement e-Business. Their focus is in developing a compelling Front Office solution and then implementing several consulting stages to define and create the Back Office application through custom development. A custom development process is extremely costly and time intensive, and that makes a partnership with Delta, for a plug in and play solution, highly desirable.

One or more States may seek to impose sales and tax collection obligations on out-of-state companies conducting e-commerce that engage in or facilitate electronic commerce. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from these activities.

Employees

The Company currently has two employees who are each paid $3,000 per month plus expenses pursuant to verbal agreements entered into with the Company that commenced on June 15, 1999. The Company also currently has two individuals under contracts pursuant to which one individual receives Cdn $2,500 per month pursuant to a contract which commenced June 15, 1999 and the other individual receives Cdn $7,500 a month pursuant to a contract which commenced July 15, 1999.

Risk Factors

As with any business at this stage of development, there are uncertainties pertaining to the future operations of the Company and the nature of the Company's business involves certain elements of risk including the following:

Limited Operating History

The  Company  is  progressing   beyond  the  start-up  stage.  The  Company  was
incorporated on March 4, 1998, and has a limited operating history. All revenue projections and other financial projections must be considered speculative.

New and Developing Technologies/Market Conditions

The e-Commerce/e-Business marketplaces, along with vertical applications, have been identified as significant emerging market segments. Should these markets segments not develop in the manner expected, or should they fail to develop as quickly as anticipated, the Company's business, sales, finances and operating results could be materially and adversely affected.

Reliance on Partners

The revenues of the Company, pertaining to product sales, are dependent to a large degree on the ability of its strategic partners to generate transaction volumes and provide new products to the Company.

Company is a New Venture. The Company is a relatively new venture and lacks significant operating history. Because of its limited operating history the Company may lack stability and unforeseen problems may arise which will hinder or stifle the Company's operations and its potential growth.

Future Funding May Be Required. The Company has had only minimal revenues. In the future the Company may require additional funding to continue operations and to have sufficient working capital to implement its marketing plan. Future funding may be accomplished through the sale of equity securities or some form of borrowing, such as promissory notes. No assurance can be given that the Company will be able to obtain future funding at all or on terms and conditions acceptable to the Company. No assurance can be given that the Company will operate profitably in the future or that its products and services will be accepted in the marketplace.

Dependence Upon Key Personnel. The Company is substantially dependent upon the efforts and abilities of its officers, Paul Davis and Kevin Wong. The loss of the services of either of these individuals would materially and adversely affect the operations and financial condition of the Company. At present, the Company has no key-man life insurance on its officers or key personnel. On August 30, 1999, an insurance company was contacted for a quote on key-man insurance for Mr. Davis and Mr. Wong.

Experience of Management. Management of the Company has only limited business experience. Also, Management has no experience in operating a public company. In implementing a successful marketing plan for the Company's services, management lacks experience. Additional management skills and knowledge will be required to operate the Company's business profitably if sales volumes and revenues increase, and the number of employees increase.

Risk of Obsolescence. The Company's products and services may become obsolete as others develop products and procedures.

Competition

The market for e-commerce is intensely competitive, evolving and subject to rapid technological change. Intensity of competition is likely to increase in the future. Increased competition from new competitors is likely to result in loss of market share, which could negatively impact the Company's business. Competitors vary in size, and in scope and breadth of the products and services offered and the Company may receive competition from several major enterprise software developers. In addition, because there are relatively low barriers to entry in this market, additional competition from other established and emerging companies may develop.

Many current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, significantly greater name recognition, and a larger base of customers. In addition, many of the competitors have well-established relationships with clients and potential clients, and have extensive knowledge of the industry. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors, or alliances among competitors, may emerge and rapidly acquire significant market share.

Risks of Growth and Expansion. The Company's anticipated growth may place a significant strain on the Company's administrative, operational and financial resources and increase demands on its systems and controls. As the Company increases its service offerings and expands its targeted markets, there will be additional demands on the Company's customer support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the Company's operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth. The failure to continue to upgrade the administrative, operating and financial control systems or the emergence of unexpected expansion difficulties could materially adversely affect the Company.

Adverse Effect of Rapid Technological Change and Service. The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate such changes, and to offer on a timely basis services that meet these evolving standards. There can be no assurance that the Company will have sufficient resources to make necessary investments or to introduce new services that would satisfy an expanded range of customer needs.


ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


Management discussion and analysis of financial condition and results of operations for the period ended July 31, 1998 compared to period ended July 31, 1999

Delta Capital Technologies, Inc.'s ("Delta or the "Company") is at an early stage. It has successfully achieved its first major objective: the acquisition of Internet technologies and is now developing those technologies in readiness for the marketplace. It plans to commence significant marketing of its technologies early in the year 2000. Starting with its incorporation in March 1998, Delta's modest expenditures were made in support of finding appropriate internet technologies and, as well, for audit, income tax returns and meeting various regulatory requirements. Substantially all the cash required for operations during fiscal years ended December 31, 1998 and 1999 came from investors.

On June 1, 1999, Delta acquired the rights to an exclusive worldwide license to the "relBuilder" Enterprise Suite of business intelligent e-Commerce and e-Business software from 827109 Alberta Ltd. ("AltaCo"), an Alberta,
Canada-based private company. The software application includes modules for e-Commerce, e-Back office, e-Document Assembly, e-Project management, e-Customer Services and e-Contact Management, e-Business Intelligence and as well as a core Technology which models business rules and relationships. Under the License
Agreement, Delta will pay AltaCo 15% royalty payments in the minimum amount of C$100,000 in the first year, C$200,000 in the second year, and C$300,000 in the third year.

The software may be sub-licensed under the terms of AltaCo's "End-User Licensing Agreement."

Delta acquired a substantial interest in the AltaCo for the purpose of directing the on-going research and development and ensuring long-term support for the relBuilder Enterprise Suite as part of Delta's worldwide distribution plan. AltaCo is the master distributor and integrator of the software in Canada. The Licensing Agreement allows Delta to acquire the intellectual property for the software upon meeting the royalty obligations.

While Delta believes the rel-Builder software suite is in many aspects unique, there are many competitors or potential competitors that have some combination of longer operating histories, significantly greater financial, technical, marketing and other resources. Many of these companies have well-established relationships with potential e-Business clients and have extensive knowledge of the industry. Accordingly, it is possible that new competitors, or alliances among competitors, may emerge and rapidly acquire significant market share.

However, Management feels confident, given growth projections for e-Commerce and e-Business worldwide, that Delta can gain enough market share to develop a successful business. There are many different definitions as to the size of this market. Delta has developed a conservative estimate in defining the marketplace, based on a variety of research sources (including International Data Corporation, The Gartner Group, The Yankee Group and Information Week). Worldwide demand for e-Business related software products will grow four times through the year 2000 when it will reach $20 billion per annum. Similarly the e-Business related services market is estimated to grow to more than $200 billion in the same period.

It is Management's view that virtually all businesses in future will have e-Commerce or e-Business requirements and that the nature of the conduct of business will be fundamentally changed. In particular, business-to-business sales will move more dramatically upward than the more highly visible web-based retailers who dominate so much of the popular media today. Indeed, according to Forrester Research, the combined revenue of every single U.S. retailer on the net was $7.8 billion in 1998 while businesses sold $43 billion worth of goods to each other over the Web in 1998. In four years, Forrester projects business-to-business sales will reach $1.3 trillion and it is this market that Delta seeks to serve with its software and support services offering.

DELTA PRODUCTS

The relBuilder e-Business suite includes six key enterprise-class applications:

ENTERPRISE COMMERCE APPLICATION: Whether for online or in-store sales, the Company's enterprise e-Commerce application provides merchants with the ability to effortlessly implement cross selling, up selling, product dependencies, product interactions, comparative shopping, competitive shopping, and consumer shopping assistance wizards. Using this application, merchants and organizations have the ability to apply the technology to the on-line and in-store presentation of product information that begins the customer relationship before human contact is made. This technology can operate on a standalone basis or can enhance other leading e-Commerce solutions.

BACK OFFICE APPLICATION: The Back Office Application integrates existing general ledger, accounts receivable and payable, inventory, warehouse and other related back office functions with the Core Technology utilizing IBM's new "San Francisco" architecture.

ENTERPRISE DOCUMENT ASSEMBLY APPLICATION: The Document Assembly Application is a powerful content manager and document assembly tool that maximizes re-use of corporate information by bringing together data that is usually scattered across the enterprise in countless systems. The assembly of data can be used for everything from contract building, to information portal construction and management, to dynamic document creation and presentation.

ENTERPRISE PROJECT MANAGEMENT APPLICATION: The Project Management Application is equipped to handle cross-project resource analysis, cross-project roll-ups of complex costing and estimating functions and integrates with leading GroupWare (such as Microsoft Exchange or Lotus Notes) to provide project-based calendaring and scheduling. The Application provides a real-time graphical presentation of underlying data, and the user interface changes to intelligently reflect additions or deletions in the data.

ENTERPRISE CUSTOMER SERVICE APPLICATION: The Customer Service Application has the ability to map complex call requirements, implement sophisticated operational logic and can even integrate with a web server to allow for web-based customer self-service or call center operations within an office, a community or across the globe.

ENTERPRISE CONTACT MANAGEMENT APPLICATION: The Contact Management Application integrates with leading directory servers (such as Microsoft Exchange, Lotus Notes, and Netscape Directory Server) to enable highly complex mapping of names, addresses, companies, contact information, corporate hierarchies, active and non-active projects, and histories.

REVENUE

There was no revenue for fiscal year ended December 31, 1998 or for the period ended July 31, 1999.

GENERAL AND ADMINISTRATION EXPENSE

Expenses in the fiscal year ended December 31, 1998 were $39,281.00, largely due to operating and regulatory filing expenses associated with coming to trade on the OTC:BB in March, 1999. Delta, from time to time, issues shares of its common stock for services. 200,000 shares were issued for the fiscal year ended December 31, 1998 at an expense of $207.00 to Delta. Expenses for the period ended July 31, 1999 were $48,639.00, primarily due to the acquisition of the exclusive worldwide license from AltaCo as described above

NET LOSS FROM OPERATIONS

Net loss from operations in fiscal 1998 was $39,281.00 and $48,629.00 for the period ended July 31, 1999. The Company is currently selling its software and services to a limited and restricted market as it continues to develop its product line in advance of major marketing efforts.

LOSS ON ABANDONMENT OF EQUIPMENT
(Not applicable)

LITIGATION SETTLEMENT

The Company is currently not in litigation and does not anticipate any litigation will arise as a result of its activities

NET LOSS
(as per discussion re net loss from operations)

ACCOUNTS RECEIVABLE
(as per annual statements)

PROPERTY AND EQUIPMENT, NET
(as per annual statements)Computer, Cell Phone, Pager, Software

PREPAID RENT
(as per annual statements)

EMPLOYEE RECEIVABLE
(as per annual statements)

INTANGIBLE ASSETS

The Company is developing a software and services package that is largely dependent upon marketplace acceptance for its value. The software code and human capital that has gone into developing its package is an intangible asset of significant importance to the company.

ACCOUNTS PAYABLE
(as per annual statements)

ACCRUED PAYABLES
(as per annual statements)

ACCRUED LIABILITIES
(as per annual statements)

CURRENT ASSETS
(as per annual statements)

PROPERTY AND EQUIPMENT, NET
(as per annual statements)

CONVERTIBLE DEMAND NOTES PAYABLE - RELATED PARTIES
(as per annual statements)

COMMON STOCK & CAPITAL IN EXCESS OF PAR
(as per annual statements)

ACCUMULATED DEFICIT
(as per annual statements)

LIQUIDITY AND CAPITAL RESOURCES
(as per annual statements)

YEAR 2000 ISSUES

The Company has no significant Year 2000 issues.

NEED FOR ADDITIONAL FINANCING

The Company anticipates that it will require additional investment to complete development of its software and considerable additional capital to mount an effective marketing program in its key US target markets. The amount of additional funding is not yet known.


ITEM 3 - DESCRIPTION OF PROPERTY

Pursuant to the License Agreement the Company relies on AltaCo for the ongoing development, technical assistance, training and maintenance associated with the Company's use and licensing of the Software. Accordingly, the Company has not, to date, required its own premises to carry on business and therefore neither owns nor leases business premises. AltaCo has a verbal agreement with SiCom whereby AltaCo carries on business free of charge at premises leased by SiCom (the "Leased Premises") in Calgary. Alberta. The leased premises consist of approximately 2,537 square feet on the second floor of an office building situated at 999 - 8th Street, S.W., Calgary, Alberta. The verbal agreement between SiCom and AltaCo is part of a proposed agreement in principal between those two companies, pursuant to which they intend in the future to enter into a business combination by way of merger, amalgamation or take-over which will result in those companies being combined into one entity "(Amalco"). If that happens, it is intended that Amalco will continue to be responsible for the Leased Premises in accordance with the terms of the lease that SiCom is currently a party to. The Company intends on acquiring its own leased premises in the near future as it begins to undertake business pursuant to its rights under the License Agreement but as of this date the Company has not acquired leased premises.


ITEM 4 - SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth, as of September 13, 1999 information with respect to the beneficial ownership by each person who is known to the Company to be the beneficial owner of more than 5% of the Company's common shares, by each director and executive officer and by all executive officers and directors as a group. All persons named below have sole voting and investment power over their shares except as otherwise noted. The Company's common stock is the only class of voting securities outstanding.

  ----------------------------------------------- -------------------------- ---------------
  NAME, MUNICIPALITY OF RESIDENCE AND OFFICE      COMMON SHARES              PERCENTAGE OF
  HELD                                            BENEFICIALLY OWNED         COMMON SHARES
                                                  DIRECTLY OR INDIRECTLY
  ----------------------------------------------- -------------------------- ---------------
  Paul Davis(1)                                   2,410,714                  17.10 %
  Calgary, Alberta
  President and Director
  ----------------------------------------------- -------------------------- ---------------
  Kevin Wong(2)                                   803,571                    5.70 %
  Calgary, Alberta
  Vice-President and Director
  ----------------------------------------------- -------------------------- ---------------
  Rajesh Taneja                                   300,000                    2.13 %
  Vancouver, BC
  Director
  ----------------------------------------------- -------------------------- ---------------
  Judith Miller(3)                                96,000                     0.69 %
  Vancouver, BC
  Secretary/Treasurer and Director
  ----------------------------------------------- -------------------------- ---------------
  T. Davis Capital Corp.                          800,000                    5.67%
  Delta, BC
  ----------------------------------------------- -------------------------- ---------------
  All Officers and Directors as a Group           3,610,285                  25.60 %
  ----------------------------------------------- -------------------------- ---------------

(1) Mr. Davis owns 6,750,000 shares of the 14,100,000 issued shares of AltaCo and the shares identified represent his beneficial ownership of the 5,000,000 Delta shares issued to AltaCo.

(2) Mr. Wong owns 2,250,000 shares of the 14,100,000 issued shares of AltaCo and the shares identified represent his beneficial ownership of the 5,000,000 Delta shares issued to AltaCo.

(3) Ms. Miller holds an option to purchase, adjusted for stock splits, 200,000 shares of the Company exercisable at US$0.0075 per share. The option expires December 31, 1999.

The above individuals are the only key personnel presently associated with the Company and although none of the individuals will be spending all of their time working for the Company, each will spend as much time as is necessary.

The 5,000,000 shares issued to AltaCo, the 800,000 shares issued to T. Davis Capital Corp. and the 300,000 shares issued to Rajesh Taneja are subject to Federal Securities Laws Rule 144, and thus have restrictions on their resale for a minimum of one year from the date of issuance. At that point they may be subject to even further restrictions based on the regulations and requirements set forth in Rule 144.


ITEM 5 - DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table identifies the Company's directors and executive officers as of September 8, 1999:

  --------------------------- ----------- ------------------------------------------------------------
             NAME                AGE                                    POSITION
  --------------------------- ----------- ------------------------------------------------------------
         Paul Davis              48       President and Director since June 4, 1999
  --------------------------- ----------- ------------------------------------------------------------
         Kevin Wong              26       Vice President and Director since June 4, 1999
  --------------------------- ----------- ------------------------------------------------------------
         Rajesh Taneja           29       Vice President and Director since June 4, 1999
  --------------------------- ----------- ------------------------------------------------------------
         Judith Miller           59       Corporate Secretary and Director since April 28, 1998
  --------------------------- ----------- ------------------------------------------------------------

Directors are elected at the Company's annual general meeting of shareholders or may be appointed by existing directors between annual general meetings of shareholders and hold office until they resign or their successors are elected. The Company's officers are appointed by the board of directors and serve at the pleasure of the board. Following is a summary of the occupation of the Directors and Executive Officers of the Company over the last five years:

PAUL DAVIS, (P.Eng.), President and Director, is the founder and President of SiCom Solutions Inc. He has a background in management, sales, software development and application integration, and is creator of the Software. Mr. Davis has had extensive experience, including: a supervisory roll at Auto-trol Technology Ltd., a CAD/CAM, GIS and document management company, and a Membership at the Alberta Research Council. Mr. Davis was President and CEO of Calgary-based HPC (High Performance Computing) Centre until mid 1996. He has a Bachelor's Degree in Applied Science in Electrical Engineering from the University of British Columbia, 1974.

RAJESH TANEJA, Vice President Marketing and Director, is the founder and Chief Executive Officer of Clear Choice Media. Mr. Taneja has been directly involved in the sales and implementation of network operations for large enterprises, including security for military networks and communications companies. For the past 5 years, Mr. Taneja has concentrated the majority of his activities on developing technologies for the Internet, including secure virtual private networks, intranets, extranets, web site and application design, web site hosting, large scale file mirroring, and network security. To date, Mr. Taneja has been involved in over 200 Internet related projects throughout the world.

KEVIN WONG, Vice President Technology and Director, graduated in April 1997 from the University of Windsor, Faculty of Law, as a specialist in Intellectual Property, Corporate and Commercial law. Mr. Wong has also completed four years towards a Bachelor of Commerce at the University of Calgary, specializing in human resources and accounting. Mr. Wong has done extensive research into Java-based multi-tier client/server financial and telecommunications systems, and he heads the initiative to integrate the Java, IBM's "San Francisco", API applications Programming Interface and other core technologies of Delta's products.

JUDY MILLER, Secretary and Director, has been President and Director of J.A.M. Corporate Consultants Inc. since March 1994, which provides a variety of services including office management and administration, meeting and special event planning, office redesign/relocation, and fund raising. Mrs. Miller has 25 years as Executive Assistant to the Chairman of the Board of a leading development company in Alberta, a major transportation company in Vancouver and a company listed on the Vancouver Stock Exchange.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership of common stock and other equity securities of the Company on Form 4 and/Form 5. Officers, directors and greater-than-ten-percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports on Forms 3, 4, and 5 as they are filed.

The Company has assisted the reporting officers, directors and greater-than-ten-percent shareholders in bringing their Section 16(a) reports current and has provided information to help the Company's officers, directors and greater-than-ten-percent shareholders in complying with their reporting obligations.

ITEM 6 - EXECUTIVE COMPENSATION

The following compensation information relates to amounts paid to the Chief Executive Officer for the preceding three (3) years. No director or executive officer received compensation in excess of $100,000 in 1998.

------------------------ ---------------------------- -------------------------------------------------- -----------
                         ANNUAL COMPENSATION          LONG TERM COMPENSATION
                         ---------------------------- -------------------------------------------------- -----------
                                                      AWARDS                                  PAYOUTS
------------------------ ---------------------------- --------------------------------------- ---------- -----------
                                                      OTHER       SECURITIES    RESTRICTED
                                                      ANNUAL      UNDER         SHARES    OR  LTIP       ALL OTHER
NAME AND      PRINCIPAL  YEAR                         COMPEN-     OPTIONS       RESTRICTED    PAY-OUTS   COMPEN-
POSITION                 ENDING    SALARY    BONUS    SATION      GRANTED       SHARE UNITS              SATION
------------------------ --------- --------- -------- ----------- ------------- ------------- ---------- -----------
Paul Davis               1998      Nil       Nil      Nil         Nil           Nil           Nil        Nil
President (1)
------------------------ --------- --------- -------- ----------- ------------- ------------- ---------- -----------

Note: There were no compensation payments to Chief Executive Officer for preceding 3 yrs.

(1) The Company does not have a Chief Executive Officer but for the purposes of disclosure hereunder Mr. Davis, as President, is deemed to be the Chief Executive Officer.

PENSION PLANS

The Company does not have defined benefit pension plan that provides annual benefits to any Executive Officers.

COMPENSATION OF DIRECTORS

None of the Directors receive Director's fees.

EXECUTIVE COMPENSATION

The Vice President Marketing and Corporate Secretary received US$3,000.00 and US$2,000.00, respectively, during 1998. No other Executive Officers of the Company received any reportable salary or bonus during 1998.

The following table sets forth as to each named Executive Officer certain information concerning the grant of options during the year ended January 31, 1999:

OPTION GRANTS IN LAST FISCAL YEAR

---------------------- ---------------------- ---------------------- --------------------- ---------------------
        NAME           NUMBER OF SECURITIES    % OF TOTAL OPTIONS        EXERCISE OR         EXPIRATION DATE
                        UNDERLYING OPTIONS    GRANTED TO EMPLOYEES        BASE PRICE
                              GRANTED            IN FISCAL YEAR
---------------------- ---------------------- ---------------------- --------------------- ---------------------
Judith Miller                200,000                200,000               US$0.0075        Dec. 31, 1999
---------------------- ---------------------- ---------------------- --------------------- ---------------------

Pursuant to a verbal agreement among the board of directors of the Company, Judith Miller was granted a stock option to purchase 200,000 common shares of the Company at a price of US$0.0075 per common share until August 26, 1999. On August 11, 1999, by way of written consent resolution, the board of directors extended the stock option expiration date from August 26, 1999 to December 31, 1999. On September 15, 1999 the terms of the stock option agreement were reduced to writing.

ITEM 7 - CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company is subject to various conflicts of interest arising out of its relationships with its Executive Officers, Directors and shareholders, including conflicts related to the arrangements by which the Company acquired certain of is assets, as described below are conducted as arm's-length transactions and were in the best interest of the Company. The Company intends to continue to exercise its best business judgement and discretion in involving any such conflicts between the Company and others with respect to these and all other matters, and the Company believes that it will generally be able to resolve such conflicts on an equitable basis.

Pursuant to the Share Exchange Agreement, the Company issued 5,000,000 common shares to AltaCo and in exchange was issued 5,000,000 common shares of AltaCo.

Paul Davis, President and Director of the Company and President and Director of AltaCo, holds 6,750,000 shares of AltaCo and 3,140,857 shares of SiCom. Mr. Davis receives $6,000.00 per month as an employee of AltaCo.

Kevin  Wong,  Director  of  the  Company  and  is  Director  and  Vice-President
Technology of AltaCo. Mr. Wong owns 2,250,000 shares of AltaCo and 440,000 shares of SiCom and he receives C$4,000 per month as an employee of the AltaCo.

Rajesh Taneja, Director of the Company and is Vice-President Marketing of AltaCo. Mr. Taneja owns 300,000 shares of the Company and he receives C$3,000 per month as an employee of the Company.

Judy Miller, Director and Secretary of the Company owns 96,000 shares of the Company and has an option to purchase 200,000 shares of the Company for $0.0075 per share exercisable until December 31, 1999. Ms. Miller originally participated in a private placement for 24,000 shares of the Company at $.001 per share prior to the consolidation of the Company's shares on a 4:1 basis. The Company paid Ms. Miller US$2,000 in November, 1998 for administrative services and pursuant to a verbal consulting contract effective June 15, 1999 receives C$2,500 per month from the Company.


ITEM 8 - DESCRIPTION OF SECURITIES

COMMON STOCK

The Company originally had authorized share capital of 1,500 common shares with a par value of $0.001 but subsequently increased its share capital to 25,000,000 common shares with a par value of $0.001 per share. On March 15, 1999 the Company underwent a one for four stock split increasing its issued and outstanding to 8,800,000 common shares. As at September 10, 1999 there were 14,100,000 common shares of the Company issued and outstanding.

TRANSFER AGENT AND REGISTRAR

The Company's Transfer Agent is Signature Stock Transfer in Dallas, Texas.


                                     PART II

ITEM 1 - MARKET PLACE AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

The Company's common stock is currently traded on the National Association of Securities Dealers Inc. Automated Quotation System's Bulletin Board, using the stock symbol "DCTG." Only a limited public trading market exists for the Company's outstanding stock, and there can be no assurance that an active public market will develop. The Company's common stock commenced trading in March 1999 and the highest and lowest prices for the Company's common stock during the calendar quarter ended June 30, 1999 and the closing bid price on such date is as follows:

Delta Capital Technologies Inc. (Monthly Summary of Trades):


-------------------- ------------------ ------------------- ------------------ ------------------ --------------
       DATE                HIGH                LOW                CLOSE               IND            VOLUME
-------------------- ------------------ ------------------- ------------------ ------------------ --------------
    Sept/99                2.60                2.00               2.60              62,000             11
-------------------- ------------------ ------------------- ------------------ ------------------ --------------
    Aug/99                 3.00                2.20               2.42              98,400             19
-------------------- ------------------ ------------------- ------------------ ------------------ --------------
    July/99                3.10                2.40               2.98              58,500             27
-------------------- ------------------ ------------------- ------------------ ------------------ --------------
    June/99                3.00                2.07               3.00              55,500             36
-------------------- ------------------ ------------------- ------------------ ------------------ --------------
    May/99                   -                  -                   -                  -                -
-------------------- ------------------ ------------------- ------------------ ------------------ --------------
    April/99                 -                  -                   -                  -                -
-------------------- ------------------ ------------------- ------------------ ------------------ --------------
    Mar/99                 3.00                2.15               3.00               8,000             10
-------------------- ------------------ ------------------- ------------------ ------------------ --------------

Dividend Policy

The Company has not paid any cash dividends on its common stock and does not anticipate paying any cash dividends in the foreseeable future. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon the Company's financial condition, operating results, capital requirements, applicable contractual restrictions and other factors as the board of directors deems relevant.

OPTIONS EXERCISED

None of the Company's previously granted stock options have been exercised.

WARRANTS EXERCISED

To date the Company has not issued any share purchase warrants.


ITEM 2 - LEGAL PROCEEDINGS

There are no material legal proceedings to which the Issuer is a party nor to the best of the knowledge of management, are any material legal proceedings contemplated.


ITEM 3 - CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL DISCLOSURE

There have been no disagreements between the Company and its accountants since the Company's inception in March of 1998.


ITEM 4 - RECENT SALES OF UNREGISTERED SECURITIES

During April of 1998, the Company issued to T. Davis Capital Corp. 200,000 shares of restricted common stock as repayment of the $206.95 incorporating expenses paid on the Company's behalf by T. Davis Capital Corp. This share issuance was exempt from registration under Section 4(2) of the Securities Exchange Act of 1934 and the appropriate restrictive legend was placed on the share certificate issued.

During April, 1998 the Company sold 2,000,000 shares of unrestricted common stock, and received $60,000. This offering was a private placement and the Company was exempt from registration under the Exchange Act. Further the Company was eligible under Securities and Exchange Commission Rule 504, which allowed the shares sold in this private placement to be issued without restrictive legend. The recipients of these shares, primarily being the Company friends, relatives and business associates of the Company's officers, directors and investors, represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution.

The 2,000,000 shares of the Company were issued to the following in the indicated amounts:

------------------------------------------ ------------------- -------------------------------- ----------------
NAME                                       NUMBER              NAME                             NUMBER
                                           OF SHARES                                            OF SHARES
------------------------------------------ ------------------- -------------------------------- ----------------
Bonanza Management Ltd.                          100,000       Hutchinson, Janet                   100,000
------------------------------------------ ------------------- -------------------------------- ----------------
Brookes, Heather                                  14,000       Ivancoe, Joseph                     100,000
------------------------------------------ ------------------- -------------------------------- ----------------
Brookes, Ken                                      50,000       Ivancoe, Leigh                      100,000
------------------------------------------ ------------------- -------------------------------- ----------------
Butchart, Terry                                   10,000       Johnson, Edward                      14,000
------------------------------------------ ------------------- -------------------------------- ----------------
Butchart, Jodi                                     9,000       Johnson, Linda                      105,000
------------------------------------------ ------------------- -------------------------------- ----------------
Charban, Emil                                     95,000       Miller, Judith                       24,000
------------------------------------------ ------------------- -------------------------------- ----------------
Clemis, Barry                                     90,000       Mizener, Doreen                      20,000
------------------------------------------ ------------------- -------------------------------- ----------------
Connors, Melissa                                 105,000       Polymenkas, Nicky                   100,000
------------------------------------------ ------------------- -------------------------------- ----------------
Crawford, Mark                                   105,000       Smart Communications                105,000
------------------------------------------ ------------------- -------------------------------- ----------------
Delaney, Gail                                     19,000       Smeds, Sven                          95,000
------------------------------------------ ------------------- -------------------------------- ----------------
Delaney, Greg                                    150,000       Smith, Guy                          105,000
------------------------------------------ ------------------- -------------------------------- ----------------
Forgie, Ross                                     100,000       Smith, Richard                      100,000
------------------------------------------ ------------------- -------------------------------- ----------------
Gallant, Richard                                  95,000       T. Davis Capital Corp.              200,000
------------------------------------------ ------------------- -------------------------------- ----------------
Gardiner, Thomas                                  90,000
------------------------------------------ ------------------- -------------------------------- ----------------

During March, 1999 the 2,200,000 shares of the Company, which were issued at that time, were split on a four for one basis resulting in 8,800,000 shares being issued and outstanding.

During September, 1999 the Company issued to Rajesh Taneja 300,000 shares of restricted common stock in lieu of $3,000 as payment for the rights and ownership to the British Columbia sole proprietor company names "Clear Choice Media" and "Clear Choice Technologies". This share issuance was exempt from registration under Section 4(2) of the Securities Exchange Act of 1934. The appropriate restrictive legend was placed on the share certificate issued.

During September, 1999 the Company issued to AltaCo 5,000,000 shares of restricted common stock to acquire 5,000,000 shares of AltaCo. This share issuance was exempt from registration under Section 4(2) of the Securities Exchange Act of 1934. The appropriate restrictive legend was placed on the share certificate issued.

The Company is registering all of its issued and outstanding shares of its capital stock with a par value of $0.001 per share. From inception through September 10, 1999 the Company has not issued or sold unregistered shares of its common stock.

ITEM 5- INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the General Corporation Law of the State of Delaware (the "DECL") provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Company, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the Corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorney's fees), judgement, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith an in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such persons's conduct unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorney's fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court determines such person is fairly and reasonably entitled to indemnify for such expenses.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company understands that in the opinion of the Securities Exchange Commission, such indemnification is against public policy as expresses in the Act and is therefore unenforceable.


FINANCIAL STATEMENTS:

     1. Report of Independent Certified Public Accountants dated September 10, 1999

          Audited Consolidated Financial Statements:

     2.   Balance Sheets as at July 31, 1999 and December 31, 1998

     3. Statement of Operations for seven months ended July 31, 1999, the period from March 4, 1998 (date of inception) to December 31, 1998 and the period from March 4, 1998 to July 31, 1999

     4. Statement of Changes in Stockholders' Equity for the period from March 4, 1998 to July 31, 1999

     5. Statement of Cash Flows for the seven months ended July 31, 1999, the period from March 4, 1998 to December 31, 1998 and the period from March 4, 1998 to July 31, 1999

     6.   Notes to Financial Statements

EXHIBITS:

    2(a) License Agreement between the Company and 827109 Alberta Ltd. dated June 1, 1999

    2(b) License Agreement between SiCom Solutions Inc. and 827109 Alberta Ltd. dated June 1, 1999

    2(c) Letter from 827109 Alberta Ltd. to Delta Capital Technologies Inc. dated September 2, 1999 acknowledging receipt of the $20,000 payment and granting a three month extension of the $30,000 payment to November 1, 1999

    2(d) Letter from SiCom Solutions Inc. to 827109 Alberta Ltd. dated September 2, 1999 acknowledging receipt of the $20,000 payment and granting a three month extension of the $30,000 payment to November 1, 1999 3(ii) By-Laws of the Company dated April 23, 1998

    3(ii) By Laws dated April 23, 1998

    4     See Exhibit 3(ii) for By-Laws

    10(a) Share Exchange  Agreement  between the Company and 827109 Alberta Ltd.
          dated June 1, 1999

    10(b) Stock  Option  Agreement   between  the  Company  and  Judith  Miller,
          Corporate  Secretary and Director of the Company  dated  September 15,
          1999

    27    Financial Data Schedule


SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration to be signed on its behalf by the undersigned, thereunder duly authorized, on the ______ day of September 1999.

                                           DELTA CAPITAL TECHNOLOGIES, INC.

                                           Per:
                                                       /s/ Paul Davis
                                           -------------------------------------
                                           President and Chief Executive Officer


                                                          >
ANDERSEN ANDERSEN & STRONG, L.C.                               941 EAST 3300 SOUTH, SUITE 202
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS              SALT LAKE CITY, UTAH 84106
MEMBER SEC PRACTICE SECTION OF THE AICPA                               TELEPHONE 801-486-0096
                                                                             FAX 801-486-0098
                                                                     E-Mail KAndersen@msn.com

BOARD OF DIRECTORS
DELTA CAPITAL TECHNOLOGIES, INC.
VANCOUVER, B.C. CANADA

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheets of Delta Capital Technologies, Inc. (a development stage company) at July 31, 1999, and December 31, 1998 and the statement of operations, stockholders' equity, and cash flows for the seven months ended July 31, 1999 and the period from March 4, 1998 to December 31, 1998 and the period from March 4, 1998 (date of inception) to July 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the over all financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta Capital Technologies, Inc. at July 31, 1999, and December 31, 1998 and the results of operations, and cash flows for the seven months ended July 31, 1999 and the period from March 4, 1998 to December 31, 1998 and the period from March 4, 1998 (date of inception) to July 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 7. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah                              /s/ Andersen Andersen & Strong
September, 10, 1999                               ------------------------------
                                                      Andersen Andersen & Strong


        A member of ACF International with affiliated offices worldwide

                        DELTA CAPITAL TECHNOLOGIES, INC.
                          (DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                      JULY 31, 1999 AND DECEMBER 31, 1998

================================================================================

                                                           JULY 31       DEC 31
                                                            1999          1998
                                                            ----          ----

ASSETS

CURRENT ASSETS

  Cash                                                  $  1,169       $ 20,926
                                                        --------       --------

     Total Current Assets                                  1,169         20,926
                                                        --------       --------

PROPERTY AND EQUIPMENT-net of accumulated depreciation       564            -
                                                        --------       --------

MARKETING LICENSE-net of amortization-Note 3              11,637            -
                                                        --------       --------
                                                        $ 13,370       $ 20,926
                                                        ========       ========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Notes payable-Note 4                                 $ 26,165       $    -
   Accounts payable                                       14,918            -
                                                        --------       --------

     Total Current Liabilities                            41,083            -
                                                        --------       --------
STOCKHOLDERS' EQUITY

   Common stock
     25,000,000 shares authorized, at $0.001 par value;
     8,800,000 shares issued and outstanding               8,800          8,800

   Capital in excess of par value                         51,407         51,407

   Deficit accumulated during the development stage      (87,920)       (39,281)
                                                         -------        -------

     Total Stockholders' Equity                          (27,713)        20,926
                                                         -------         ------

                                                        $ 13,370       $ 20,926
                                                        ========       ========


   The accompanying notes are an integral part of these financial statements.

                        DELTA CAPITAL TECHNOLOGIES, INC.
                          (DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF OPERATIONS
          FOR THE SEVEN MONTHS ENDED JULY 31, 1999 AND THE PERIOD FROM
             MARCH 4, 1998 TO DECEMBER 31, 1998 AND THE PERIOD FROM
               MARCH 4, 1998 (DATE OF INCEPTION) TO JULY 31, 1999

================================================================================

                                           JUL 31       DEC 31,    MAR 4, 1998
                                            1999         1998    TO JUL 31, 1999
                                           ------        ----    ---------------

REVENUES                                  $   -        $   -       $   -

EXPENSES                                    48,639       39,281      87,920
                                          --------     --------    --------

NET LOSS                                  $(48,639)    $(39,281)   $(87,920)
                                          ========     ========    ========


NET LOSS PER COMMON SHARE

   Basic                                  $   -       $    -
                                          --------    ---------

   Diluted                                $   -       $    -
                                          ========    =========

AVERAGE OUTSTANDING SHARES

   Basic                                 8,800,000    8,800,000
                                         ---------    ---------

   Diluted                               9,000,000    9,000,000
                                         =========    =========




   The accompanying notes are an integral part of these financial statements.

                        DELTA CAPITAL TECHNOLOGIES, INC.
                          (DEVELOPMENT STAGE COMPANY)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD FROM MARCH 4, 1998 (DATE OF INCEPTION)
                                TO JULY 31, 1999

================================================================================

                                                    COMMON STOCK        CAPITAL IN
                                                 -------------------     EXCESS OF       ACCUMULATED
                                                 SHARES      AMOUNT      PAR VALUE         DEFICIT
                                                 ------      ------       ---------         -------
BALANCE MARCH 4, 1998 (date of inception)            -     $    -         $    -           $     -

Issuance of common stock for services
  at $.0002 - March 1998                         800,000        800           (593)              -

Issuance of common stock for cash
  at $.0075 - June 1998                        8,000,000      8,000         52,000               -

Net operating loss for the period March 4,
  1998 to December 31, 1998                          -           -             -            (39,281)
                                              ----------    -------       --------         --------

BALANCE DECEMBER 31, 1998                      8,800,000      8,800         51,407          (39,281)

Net operating loss for the seven months
  ended July 31, 1999                                 -          -             -            (48,639)
                                              ----------    -------       --------         --------

BALANCE JULY 31, 1999                          8,800,000    $ 8,800       $ 51,407         $(87,920)
                                              ==========    =======       ========         =========

   The accompanying notes are an integral part of these financial statements.

                        DELTA CAPITAL TECHNOLOGIES, INC.
                           (DEVELOPMENT STAGE COMPANY)
                            STATEMENT OF CASH FLOWS
          FOR THE SEVEN MONTHS ENDED JULY 31, 1999 AND THE PERIOD FROM
             MARCH 4, 1998 TO DECEMBER 31, 1998 AND THE PERIOD FROM
               MARCH 4, 1998 (DATE OF INCEPTION) TO JULY 31, 1999
================================================================================

                                                                 JUL 31,     DEC 31,     MAR 4, 1998
                                                                  1999        1998       to JUL 31, 1999
                                                                  ----        ----       --------------
CASH FLOWS FROM
 OPERATING ACTIVITIES

 Net loss                                                       $(48,639)    $(39,281)      $(87,921)

 Adjustments to reconcile net loss to
   net cash provided by operating
   activities

   Issuance of common capital stock for expenses                      --          207            207
   Amortization                                                    1,878           --          1,878
   Changes in accounts payable                                    15,002           --         15,002
                                                                 -------     --------       --------

   Net (decrease) in Cash From Operations                        (31,759)     (39,074)       (70,834)
                                                                 -------     --------       --------
CASH FLOWS FROM INVESTING
   ACTIVITIES

     Purchase of marketing license                               (13,514)                    (13,514)
     Purchase of office equipment                                   (564)          --           (564)
                                                                 -------     --------       --------
CASH FLOWS FROM FINANCING
   ACTIVITIES

     Proceeds from loans                                          26,081           --         26,081
     Proceeds from issuance of common stock                           --       60,000         60,000
                                                                 -------     --------       --------
   Net Increase (Decrease) in Cash                               (19,756)      20,926          1,169

   Cash at Beginning of Period                                    20,925           --             --
                                                                 -------     --------       --------
   Cash at End of Period                                          $1,169     $ 20,926         $1,169
                                                                 =======     ========       ========

NON CASH OPERATING ACTIVITIES

  Issuance of 800,000 shares common capital stock for expenses                                  $207
                                                                                                ====

               The accompanying notes are an integral part of these financial statements.


                           DELTA CAPITAL TECHNOLOGIES, INC.
                          (DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
================================================================================

1. ORGANIZATION

The Company was incorporated under the laws of the State of Delaware on March 4, 1998 with authorized common stock of 25,000,000 shares at $0.001 par value. On March 15, 1999 the Company completed a forward stock split of four shares for each outstanding share. This report has been prepared using after stock split shares from inception.

The Company was organized for the purpose of the acquisition of a license to market a software computer program. See note 3.

The Company is in the development stage.

Since its inception the Company has completed a Regulation D offering of 8,000,000 after stock split shares of its capital stock for cash of $60,000.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

On December 31, 1998, the Company had a net operating loss carry forward of $39,281. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is doubtful, since the Company has no operations on which to project future net profits.

The loss carryforward will expire in the year 2019.

Earnings (Loss) Per Share
-------------------------

Earnings (Loss) per share amounts are computed based on the weighted average number of shares actually outstanding in accordance with FASB No. 128.

Cash and Cash Equivalents
-------------------------

The Company considers all highly liquid instruments purchased with a maturity, at the time of purchase, of less than three months, to be cash equivalents.

                           DELTA CAPITAL TECHNOLOGIES, INC.
                          (DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS (Continued)
================================================================================

Foreign Currency Translation
----------------------------

Part of the transactions of the Company were completed in Canadian dollars and have been translated to US dollars as incurred, at the exchange rate in effect at the time, and therefore, no gain or loss from the translation is recognized.

Amortization of a Capitalized Marketing License
-----------------------------------------------

The Company amortizes the marketing license over its estimated useful life of three years. Any remaining unamortized capitalized costs will be expensed if it is shown to have an impairment in value or proven to be of no value. All royalty payments will be expensed. See Note 3.

Financial Instruments
---------------------

The carrying amounts of financial instruments, including cash, equipment, marketing license, and accounts payable, are considered by management to be their estimated fair values. These values are not necessarily indicative of the amounts that the Company could realized in current market exchange.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. PURCHASE OF MARKETING LICENSE

On June 1, 1999 the Company acquired a world wide license to market computer software known as reIBuilder.e-suite of e-business software from 827109 Alberta LTD and SiCom Solution Inc. (Canadian corporations). The software is used in various business fields to aid in the development of internet businesses and technologies which provides for competitive shopping, maximizing re-use of corporate information by bringing together data which is usually scattered across many systems.

The terms of the agreement is for three years and includes an initial payment of $50,000cn which is due anytime before November 1, 1999, of which $20,000cn has been paid, and royalty payments of 15% of the net sales with a minimum amount of $50,000cn for the first year and $200,000cn for the second year and $300,000cn for the third year. The agreement can be cancelled by notice after a 30 day default by either party or automatically terminates if any royalty payment is more than 60 days past due. The agreement can be renewed at the end of three years for an unlimited time by the payment of $1cn.

                          DELTA CAPITAL TECHNOLOGIES, INC.
                         (DEVELOPMENT STAGE COMPANY)
                        NOTES TO FINANCIAL STATEMENTS (Continued)
================================================================================

3. PURCHASE OF MARKETING LICENSE - continued

The amounts paid or to be paid toward the purchase price of $50,000cn are capitalized and amortized over 3 years, the estimated useful life of the license, or a shorter period if the value of the license is determined to be impaired.

All of the parties to the agreement have certain common officers and they believe the contract amount of $50,000cn for the purchase of the license was a fair value.

At the report date the Company did not have the working capital necessary to begin the marketing activity.

4. NOTES PAYABLE

The Company has the following short term notes payable outstanding.

Name                         Date of Note        Term      Interest      Amount
----                         ------------        ----      --------      ------

Smart Communications Inc.   June 30, 1999     one year       6%           20,000
Bonanza Management          July 31, 1999      90 days      12%            6,081

5. STOCK OPTIONS

On August 26, 1998 the Company issued stock options to purchase 200,000 common shares to an officer at .0075 per share which will expire December 31, 1999. The options were given as compensation for prior services and on the option date were considered to have no fair value.

6. RELATED PARTY TRANSACTIONS

Related parties have acquired 28% of the common stock issued.
The Company purchased the marketing license outlined in note 3 from related parties.

7. GOING CONCERN

The Company will need additional working capital to be successful in its planned activity and continuation of the Company as a going concern is dependent upon obtaining the working capital necessary and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding, and long term financing, which will enable the Company to operate in the future.

                           DELTA CAPITAL TECHNOLOGIES, INC.
                          (DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS (Continued)
================================================================================

8. SUBSEQUENT EVENTS

On September 9, 1999 the Company acquired 36% of the outstanding stock of 827109 Alberta LTD by the issuance of 5,000,000 common shares of the Company.

It is the intent of 827109 Alberta LTD to acquire all of the outstanding stock of SiCom Solutions Inc. (parties to the license purchase contract above) in a stock for stock exchange, and by using the acquired shares of the Company as part of the consideration, to be completed by December 31, 1999.

On September 9, 1999 the company issued 300,000 common shares of its stock for the exclusive rights to the trade names "Clear Choice Media and "Clear Choice Technologies".

After the completion of the above stock issues the outstanding stock of the Company amounted to 14,100,000 shares.

                                INDEX TO EXHIBITS



     EXHIBIT                             DESCRIPTION

      2(a) License Agreement between the Company and 827109 Alberta Ltd. dated June 1, 1999

      2(b) License Agreement between SiCom Solutions Inc. and 827109 Alberta Ltd. dated June 1, 1999

      2(c) Letter from 827109 Alberta Ltd. to Delta Capital Technologies Inc. dated September 2, 1999 acknowledging receipt of the $20,000 payment and granting a three month extension of the $30,000 payment to November 1, 1999

      2(d) Letter from SiCom Solutions Inc. to 827109 Alberta Ltd. dated September 2, 1999 acknowledging receipt of the $20,000 payment and granting a three month extension of the $30,000 payment to November 1, 1999

      3(ii)     By-Laws of the  Company  dated April 23, 1998

      4         See Exhibit 3(ii) for By-Laws

      10(a) Share Exchange Agreement between the Company and 827109 Alberta Ltd. dated June 1, 1999

      10(b) Stock Option Agreement between the Company and Judith Miller, Corporate Secretary and Director of the Company dated September 15, 1999

      27        Financial Data Schedule



The above noted Exhibits have been incorporated into the Form 10-SB by reference.

                                       27